EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Percentage of ownership

Stimunity S.A.	France	44%

SalvaRx Limited	BVI	100%

iOx Therapeutics Ltd.	UK	60%

Saugatuck Therapeutics	BVI	70%

Intensity Holdings Limited	BVI	100%

Saugatuck Rx LLC	USA	100%

SalvaRx LLC	USA	100%